FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2006

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

GRUPO SANTANDER - DIRECTOR CHANGES

Following the resignation presented by Francisco Gómez Roldán as CEO of Abbey for personal reasons (to be effective from 21 August 2006), Santander Board’s Executive Committee has resolved to propose the following appointments to the Board of Directors of Grupo Santander and to the Boards of Abbey and Santander Totta:

Antonio Horta Osorio, until now Executive Chairman of Santander Totta and a Non-Executive Director of Abbey, will take office as Chief Executive Officer of Abbey with effect from 21 August 2006, subject to FSA approval.

Antonio Horta Osorio will also become Non-Executive Chairman of the Board of Directors of Santander Totta.

In turn, Nuno Amado, presently Executive Vice Chairman of Santander Totta, will assume the position of Chief Executive Officer of Santander Totta.

Jorge Morán, General Manager (EVP) of the Group and to date Chief Operating Officer of Abbey, will be appointed as Head of the new Global Insurance Division. Jorge Morán will continue to hold office as a Non-Executive Board Member of Abbey but will relinquish his role as Chief Operating Officer of Abbey with effect from 21 August 2006.

Francisco Gómez Roldán will continue to hold office as a Non-Executive Board Member of Abbey and a General Manager (EVP) of Grupo Santander.

A further confirmatory announcement will be made once all Board and Regulatory approvals have been given.

Media Enquiries:

Matthew Young (Abbey)	Tel: 00 44 20 7756 4232

Peter Greiff (Santander)	Tel: 00 34 61 5909 582

Angela Roche (Santander)	Tel: 00 34 91 2892 398

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 07th July 2006	By / s / Shaun Coles
(Authorised Signatory)